A. M. Castle & Co.

JERRY M. AUFOX
Corporate Counsel & Secretary

                                                        June 9, 2005

VIA FACSIMILE - 202-772-9220

Ms. Jill Davis, Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0405

Re: A. M. Castle & Co.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 1-5415

Dear Ms. Davis:

I am responding pursuant to our telephone conversation of today in connection with your letter of June 9th addressed to Mr. Lawrence A. Boik, our CFO. As I related to you, Mr. Boik is out of the country on vacation and Castle wishes to respond appropriately and fully to the SEC’s comments contained in your letter. In order to do so, we need Mr. Boik, as well as the input from our registered independent auditor, Deloitte & Touche, LLP.

We, therefore, request an extension to file our response to July 25, 2005.

I appreciate your understanding.

JMA:clc

cc:  Tom McKane
Larry Boik
Hank Veith

3400 N. Wolf Road, Franklin Park, Illinois 60131
(847) 349-2516     Fax (847) 455-7136
E-mail: jaufox@amcastle.com